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                             July 5, 2023

       Michael Nieri
       Chief Executive Officer
       United Homes Group, Inc.
       90 N Royal Tower Drive
       Irmo, SC 29063

                                                        Re: United Homes Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 28, 2023
                                                            File No. 333-271515

       Dear Michael Nieri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 28,
2023

       Prospectus Cover Page, page i

   1. We partially reissue comment 1. We note the common stock closing price on June 23,
                                                        2023 was $11.50.
However, we note that the common stock price is now again out of the money. Please provide
additional disclosure regarding the fluctuations in the common stock price, and the
likelihood that warrant holders will not exercise their warrants.
   2. We note the revisions made in response to comment 2. Please revise when discussing the percentage of common
stock outstanding relating to resales under this registration statement and the
concurrent registration statement (the "Notes S-1") to exclude the exercise of warrants.
In addition, please separately calculate the total percentages being
 Michael Nieri
United Homes Group, Inc.
July 5, 2023
Page 2

      registered on this and the Notes S-1, including the exercise of the warrants. Please clearly reflect that the common stock being registered includes the common stock upon exercise of the warrants.
Risk Factors, page 6

3. We note your response to comment 4 on reissue our comment in part. Please disclose the price paid by each selling stockholder for the securities being registered for resale, whether their shares were obtained through the PIPE investment, public warrants, and/or private warrants.
       You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you
have any questions.



                                                            Sincerely,
FirstName LastNameMichael Nieri
                                                            Division of
Corporation Finance
Comapany NameUnited Homes Group, Inc.
                                                            Office of Real
Estate & Construction
July 5, 2023 Page 2
cc:       Andrew M. Tucker
FirstName LastName